UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release and Video Presentation

On February 18, 2026, Polestar Automotive Holding UK PLC (the "Company") issued a press release providing an update on certain strategy and business matters. A copy of the press release is attached hereto as Exhibit 99.1.

Also, on February 18, 2026, Polestar released a video with panel discussions on strategy and business matters that was followed by a questions and answers session, which is available on the Polestar Investor Relations website: https://investors.polestar.com/news-events/events.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Change in Polestar’s Certifying Accountant Effective June 2026

The Audit Committee (the "Audit Committee") of the Board of Directors of the Company has recommended that the Company change its independent registered public accounting firm to PricewaterhouseCoopers (“PwC”), which will be effective following approval at the Company’s next Annual General Meeting (“AGM”), which is anticipated in June of 2026.  Following such approval, PwC will be the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

The Audit Committee determined that the Company’s current independent auditor, Deloitte AB ("Deloitte"), will continue as its independent registered public accounting firm through the completion of Deloitte's audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2025 and Deloitte's audit of the Company's internal control over financial reporting as of December 31, 2025 (including the filing of the Company’s Form 20-F with the SEC) and until PwC’s appointment is approved and ratified by shareholders at the next AGM for fiscal year 2026.

Additional information regarding the auditor change will be included in our Form 20-F for the year 2025, which will be filed with the SEC.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated February 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: February 18, 2026	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: February 18, 2026	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer